Marshall & Ilsley Corporation 770 North Water Street Milwaukee, WI 53202-3509 414 765-7700 micorp.com

May 10, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

RE:

Registration Statement on Form S-4 of Marshall & Ilsley Corporation, filed March 27, 2007, File No. 333-141601

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Marshall & Ilsley Corporation (“M&I”) hereby applies for withdrawal of its Registration Statement (File No. 333-141601) on Form S-4 originally filed with the Securities and Exchange Commission on March 27, 2007 (the “Registration Statement”).  M&I is withdrawing the Registration Statement because on April 30, 2007, M&I, EBC Acquisition Corporation and Excel Bank Corporation (“Excel”) entered into an Amended and Restated Agreement and Plan of Merger, pursuant to which the merger consideration payable to Excel’s shareholders for their outstanding Excel shares in connection with the merger contemplated thereby will be all cash.

M&I has not issued and will not issue any securities under the Registration Statement.  This letter confirms that, pursuant to Rule 477 under the Securities Act, the Registration Statement is hereby withdrawn.

If you have any questions regarding this matter, please contact me at (414) 765-7700 or Christopher Noyes of Godfrey & Kahn, S.C. at (414) 273-3500.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson, Senior Vice President, Chief

Administrative Officer and General Counsel